EXHIBIT 99.5

VOX ROYALTY ANNOUNCES Q2 2025 FINANCIAL RESULTS

AND DECLARES QUARTERLY DIVIDEND

DENVER, CO – August 13, 2025 – Vox Royalty Corp. (TSX: VOXR) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to announce its operating and financial results for the second quarter ended June 30, 2025. All amounts in U.S. dollars unless otherwise indicated.

Kyle Floyd, Chief Executive Officer, stated: “Vox has delivered another strong quarter marked by positive cash flow, an increase in comparative quarter royalty receipts, the accretive acquisition of a producing copper-gold royalty at Kanmantoo, inclusion in the Russell 2000® and Russell 3000® indexes, and considerable organic asset developments. The growth potential embedded in our diversified and growing portfolio are underscored by continued operator developments across key royalty-linked projects. These developments include; a major expansion at Binduli North, initial construction earthworks at Sulphur Springs, and a development decision at Horseshoe Lights. We expect revenue and operating income to increase in the second half of the year, primarily driven by production increases across many of our gold royalty assets and a modest commodity price increase effect on the Wonmunna iron ore royalty. Alongside our embedded growth, the business maintains over $13 million in cash and receivables at quarter-end. Vox is well positioned to execute on its disciplined growth strategy with a pipeline of royalty acquisition opportunities that continues to build very positively.”

2025 Outlook and Revenue Guidance Reiterated

After increasing revenue guidance in Q1, Vox reiterates 2025 royalty revenue guidance in the range of $13 million to $15 million.

The Company anticipates that royalty revenue will increase over the second half of 2025 with key growth drivers noted below:

•	The Kanmantoo royalty, which was acquired on May 15, 2025, with relatively consistent quarterly revenue anticipated in Q3 and Q4 2025.
•	The Janet Ivy royalty, which has received recent regulatory approval for a new mining proposal, with a 40% increase in crushing and grinding capacity up to 7Mtpa, and a life-of-mine plan of up to 8Mtpa over approximately nine years.
•	The Wonmunna royalty, which is expected to return to normal shipping rates and has seen a stabilization in iron ore price post Q1 2025.
•	The Castle Hill royalty, given the continued ramp up of production at Rayjax and Castle Hill with revenue potentially increasing quarter-over-quarter for the duration of this calendar year.
•	The Bulong royalty, given the continued ramp up of production with revenue potentially increasing quarter-over-quarter for the duration of this calendar year following the acquisition of the Lakewood mill by Black Cat in April 2025.

Royalty revenue from iron ore has been slightly less than anticipated in the first half of 2025 as shipments have tracked behind mining rates at Wonmunna. The Company expects some recovery in the shipping rates alongside a slight recovery in iron ore prices to increase royalty receipts in the second half of the year. Notwithstanding the recovery in iron ore prices, the portfolio revenue mix continues to trend toward gold and copper as expected.

Management’s 2025 outlook on royalty revenue is based on publicly available information of the owners or operators of projects on which the Company has a royalty interest and which management believes to be reliable. When publicly available forecasts on properties are not available, management seeks to obtain internal forecasts from the owners or operators, if available, or generates internal best estimates based on the information available.

Second Quarter 2025 Highlights

•	On June 30, 2025, the Company announced that it has been added to the Russell 2000® and Russell 3000® indexes.
•	Balance sheet position at quarter end includes:

o	Cash and accounts receivable of $13,158,751 (compared to $11,113,580 at June 30, 2024).
o	Working capital of $10,483,136 (compared to $8,245,591 at June 30, 2024).

•	Subsequent to quarter end, the Company repaid $5 million of its outstanding BMO facility debt, reducing the debt balance to $6.7 million.
•	On May 15, 2025, the Company completed the acquisition of a revenue-generating royalty over the producing Kanmantoo copper-gold mine in South Australia, from a private Australian company, for total cash consideration of $11.7 million. To fund the purchase of the Kanmantoo royalty, on May 14, 2025, the Company initiated a drawdown of $11.7 million under the BMO facility.
•	Generated cash flows from operations of $1,756,729 for the quarter and $2,795,543 for the year-to-date, compared to $2,009,431 and $3,221,584 for the three and six months ended June 30, 2024.
•	Royalty revenue receipts of $2,869,696 for the quarter and $5,549,890 for the year-to-date, compared to $2,839,117 and $5,721,629 for the three and six months ended June 30, 2024.
•	Revenue of $2,765,145 for the quarter and $5,445,339 for the year-to-date, compared to $2,839,117 and $5,721,629 for the three and six months ended June 30, 2024.

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Summary of Quarterly Results

	Three months ended June 30, 2025	Three months ended June 30, 2024	Six months ended June 30, 2025	Six months ended June 30, 2024
	$	$	$	$
Statement of Cash Flows
Cash flows from operating activities	1,756,729	2,009,431	2,795,543	3,221,584

Income Statement
Revenue	2,765,145	2,839,117	5,445,339	5,721,629
Gross profit	1,746,913	2,106,988	3,641,985	4,521,127
Operating expenses	(1,924,686)	(1,898,570)	(3,716,227)	(3,702,195)
Income (loss) from operations	(177,773)	208,418	(74,242)	818,932
Interest and finance expenses(1)	(182,564)	(80,207)	(267,952)	(153,912)
Other income(2)	200,208	149,000	273,941	112,906
Income tax expense – current and deferred	(227,828)	(610,799)	(678,844)	(1,352,901)
Net loss	(387,957)	(333,588)	(747,097)	(574,975)
Loss per share – basic and diluted	(0.01)	(0.01)	(0.01)	(0.01)

Dividends declared per share	0.0125	0.0120	0.0125	0.0120

(1)	Interest and finance expenses comprise BMO credit facility finance charges.
(2)	Other income comprises interest income and foreign exchange differences.

For complete details, please refer to the unaudited condensed interim consolidated financial statements and associated Management Discussion and Analysis for the three and six months ended June 30, 2025, available on SEDAR+ (www.sedarplus.ca), the SEC’s website (www.sec.gov) or on Vox’s website (www.voxroyalty.com).

Quarterly Dividend

The Company is also pleased to announce that its Board of Directors has declared a quarterly dividend of $0.0125 per common share, to be paid on October 14, 2025, to shareholders of record as of the close of business on September 30, 2025.

For shareholders residing in Canada, the dividend will be paid in Canadian dollars based on the daily exchange rate published by the Bank of Canada on June 30, 2025. The dividend qualifies as an “eligible dividend” as defined in the Income Tax Act (Canada). The dividend is subject to customary Canadian withholding tax for shareholders that are not resident in Canada.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties spanning six jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 30 separate transactions to acquire over 60 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd	Pascal Attard
Chief Executive Officer	Chief Financial Officer
info@voxroyalty.com (720) 602-4223	pascal@voxroyalty.com (720) 602-4223

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Cautionary Statements to U.S. Securityholders

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, statements regarding the payment of a quarterly dividend in October 2025 and on any future date thereafter, development expectations at key growth assets during 2025 and beyond, commodity price expectations, portfolio revenue mix expectations by commodity, expectations to realize revenue from producing and development stage royalty assets in the near-term, the execution of its growth strategy based on its cash and receivables, and revenue expectations for fiscal year 2025.

Achievement of the 2025 royalty revenue guidance stated in this press release is subject to numerous risks and uncertainties, including but not limited to changes in commodity prices and the ability of operators to attain the results set out in their forecasts. Accordingly, Vox cannot provide assurance that the actual royalty revenue for 2025 will be in the range set forth above. In addition, management may or may not revise its guidance during the year to reflect more current information. If Vox is unable to achieve anticipated guidance, or if management revises its guidance, the Company's future results of operations may be adversely affected, and the Company's share price may decline.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox’s dividend policy; epidemics, pandemics or other public health crises, geopolitical events and other uncertainties, such as the conflicts in Ukraine and Israel, as well as those factors discussed in the section entitled “Risk Factors” in Vox’s annual information form for the financial year ended December 31, 2024, available at www.sedarplus.ca and the SEC’s website at www.sec.gov (as part of Vox’s Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on Vox’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change, and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

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